SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)
[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934
         For the fiscal year ended December 31, 1999
                                                        or

[_]      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934
         For the transition period from _________________ to ___________________

                      Commission file number_______________

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                          VTEL Corporation 401(k) Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                VTEL Corporation
                               108 Wild Basin Road
                               Austin, Texas 78746

Financial Statements and Supplemental Schedule

VTEL Corporation 401(k) Plan

Years ended December 31, 1999 and 1998 with Report of Independent Auditors

                          VTEL Corporation 401(k) Plan

                              Financial Statements
                            and Supplemental Schedule

                     Years ended December 31, 1999 and 1998




                                    Contents

Reports of Independent Auditors.........................................................................1-3

Financial Statements

Statements of Net Assets Available for Benefits.........................................................4
Statement of Changes in Net Assets Available for Benefits...............................................5
Notes to Financial Statements...........................................................................6-11


Supplemental Schedule

Schecule H, Line 4I - Schedule of Assets Held for Investment Purposes at End of Year...................13-15

Exhibits...............................................................................................18-19
Consent of Independent Public Accountants


                         Report of Independent Auditors

The Trustees
VTEL Corporation 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of the VTEL Corporation 401(k) Plan (the Plan) as of December 31, 1999 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and the changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 1999, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Austin, Texas                                                  Ernst & Young LLP
June 30, 2000

                         Report of Independent Accountants


To the Participants and Administrator
of the VTEL Corporation 401(k) Plan


In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of the VTEL Corporation 401(k) Plan (the "Plan") at December 31, 1998 in conformity with accounting principles generally accepted in the United States. This financial statement is the responsibility of the Plan's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above. We have not audited the financial statements of the Plan for any period subsequent to December 31, 1998.



PricewaterhouseCoopers LLP
Austin, Texas
July 10, 1999


                                       VTEL Corporation 401(k) Plan

                             Statements of Net Assets Available for Benefits


                                                                               December 31
                                                                        1999                 1998
                                                                ------------------------------------------
Assets
Investments at fair value                                           $   26,633,743       $   24,488,802
Cash                                                                         9,915                    -
Employee contributions receivable                                           48,488               61,793
                                                                -----------------------------------------
Net assets available for benefits                                   $   26,692,146       $   24,550,595
                                                                =========================================


See accompanying notes.

VTEL Corporation 401(k) Plan


            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 1999


Additions:
   Contributions:
     Employees                                                                   $   2,477,483

   Investment income:
     Interest and dividends                                                            177,210
     Net appreciation in fair value of investments                                   4,384,650

Total additions                                                                      7,039,343

Deductions:

 Benefit payments                                                                    4,888,762
 Administrative expense                                                                  9,030
                                                                                 -------------
Net increase in net assets available for benefits                                    2,141,551

Net assets available for benefits at beginning of year                              24,550,595
                                                                                 -------------
Net assets available for benefits at end of year                                 $  26,692,146
                                                                                 =============


See accompanying notes.

1. Description of Plan

The VTEL Corporation 401(k) Plan (the Plan) became effective January 1, 1990.

The following brief description of the Plan is provided for general purposes only. Participants should refer to the Plan agreement for more complete information.

General

The Plan is a defined contribution profit sharing plan covering substantially all employees of VTEL Corporation (the Company). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Eligible employees may contribute to the Plan an elected portion of their eligible compensation, as defined in the Plan, up to the statutory annual deferral limit.

The Company may make matching contributions up to specified amounts at its discretion. The Company has not made matching contributions since the Plan's inception.

All contributions are invested at the direction of the participants.

Eligibility

Employees are eligible for participation in the Plan after obtaining 21 years of age, as defined in the Plan. An employee may enter the Plan anytime after the employee satisfies the eligibility requirements.

Vesting

Participants are immediately vested in their contributions and earnings thereon. Should the Company decide to match contributions, the contributions would vest based on years of service completed by participants.

VTEL Corporation 401(k) Plan

Payment of Benefits

Participants are entitled to receive benefit payments at the normal retirement age of 65, in the event of the participant's death or disability, or in the event of termination under certain circumstances other than normal retirement, disability or death or if the participant reaches age 70 1/2 while still employed. Benefits may be paid in a lump-sum distribution or by an annuity. At December 31, 1999, there were benefits payable by the Plan of $1,178,061, which represent benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it reserves the right to do so at any time. Upon such termination, each participant becomes fully vested and all benefits shall be distributed to the participants or their beneficiaries.

Participant Accounts

Discretionary employer matching contributions, if any, are allocated annually to participant accounts based upon a percentage determined and authorized by the Company's board of directors.


Investment earnings or losses are allocated among the participants' accounts based upon the percentage of the balance of each such account to the total balance of all such accounts within each investment option.

Participant Loans

Upon written application of a participant, the Plan may make a loan to a participant. Participants are allowed to borrow no less than $1,000 and no greater than the lesser of 50% of the participants

VTEL Corporation 401(k) Plan
vested account balance or $50,000. Loans are amortized over a maximum of 60 months unless it is used to purchase participant's principal residence and repayment is made through payroll deductions. The amount of the loan is deducted from the participant's investment accounts and bears interest at a rate commensurate with local rates for similar plans.


Forfeitures

Forfeitures,   if  any,   under  the  Plan  are  first  applied  to  payment  of
administrative expenses of the Plan and then to the Company's matching contribution to the Plan for the Plan year in which the forfeitures occur.

Administration

The Plan is administered by trustees consisting of officers and employees of the Company. Some of the administrative expenses of the Plan are paid by the Company.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Plan's financial statements have been prepared on the accrual basis of accounting.

Valuation of Investments

Investments are stated at fair value, which is determined based on quoted market prices. Participant loans are stated at cost which approximates fair value.

VTEL Corporation 401(k) Plan

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes and schedule. Actual results could differ from those estimates.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

3. Investments

The following presents investments that represent five percent or more of the Plan's net assets:

                                                                     December 31
                                                                         1999
                                                                     -----------

      Charter Guaranteed Income Fund                                  $2,844,531
      Fidelity Advisors Growth                                         3,943,000
      Dreyfus Founders Growth                                          3,545,284
      Neuberger & Berman Partners Trust                                2,509,352
      Invesco Total Return Fund                                        2,063,851
      Janus WorldWide Account                                          2,809,857
      State Street Russell 3000 Fund                                   2,262,251
      Charter Small Company Stock Growth-Fiduciary                     3,097,495

VTEL Corporation 401(k) Plan

                                                                     December 31
                                                                        1998
                                                                     -----------

      Charter Guaranteed Income Fund                                  $2,677,152
      Charter Corporate Bond - CIGNA                                   1,262,942
      Fidelity Advisors Growth                                         4,729,168
      Dreyfus Founders Growth                                          2,466,858
      Neuberger & Berman Partners Trust                                2,943,396
      Invesco Total Return Fund                                        2,462,497
      Janus WorldWide Account                                          1,315,760
      State Street Russell 3000 Fund                                   1,847,679
      Charter Small Company Stock Growth-Fiduciary                     2,452,755

During 1999, the Plan's investments (including investments purchased, sold as well as held during the year) appreciated (depreciated) in fair value as follows:

      Pooled separate accounts                                        $4,374,302

      Common Stock                                                    10,348
                                                                      ----------
                                                                      $4,384,650
                                                                      ==========


4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated January 26, 2000 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the

VTEL Corporation 401(k) Plan

"Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

                              Supplemental Schedule

                                       VTEL Corporation 401(k) Plan

                  Schedule H, Line 4I - Schedule of Assets Held
                     for Investment Purposes at End of Year
                        EIN: 74-2415696 Plan Number 001

                                            December 31, 1999


                                                                                        Current
       Identity of Issue                          Description of Asset                   Value
----------------------------------------------------------------------------------------------------------
Connecticut General Life Insurance            Charter Guaranteed Income Fund;
     Company                                    102,860 units, unit value $27.65       $ 2,844,531

Connecticut General Life Insurance            Charter Guaranteed Government
     Company                                    Securities; 2,063 units, unit value
                                                $13.08                                      26,986

Connecticut General Life Insurance            Charter Corporate Bond - CIGNA;
     Company                                    81,390 units, unit value $11.16            908,100

Connecticut General Life Insurance            CIGNA Lifetime 20; 1,922 units,
     Company                                    unit value $23.51                           45,186

Connecticut General Life Insurance            CIGNA Lifetime 30; 5,681 units,
     Company                                    unit value $22.52                          127,932

Connecticut General Life Insurance            CIGNA Lifetime 40; 2,878 units,
     Company                                    unit value $21.64                           62,240

Connecticut General Life Insurance            CIGNA Lifetime 50; 2,081 units,
     Company                                    unit value $20.24                           42,118

Connecticut General Life Insurance            CIGNA Lifetime 60; 753 units,
     Company                                    unit value $17.38                           13,083

Connecticut General Life Insurance            Fidelity Advisors Growth
     Company                                    Opportunities; 48,764 units
                                                unit value $80.86                        3,943,000

Connecticut General Life Insurance            Dreyfus Founders Grpwth; 93,553
     Company                                    units, unit value $37.90                 3,545,284

Connecticut General Life Insurance            Neuberger & Berman Partners Trust;
     Company                                    108,264 units, unit value $23.18         2,509,352


                                                                         13




                                                                                        Current
       Identity of Issue                          Description of Asset                   Value
----------------------------------------------------------------------------------------------------------

Connecticut General Life Insurance            Invesco Total Return Fund; 53,228
     Company                                    units, unit value $38.77                 2,063,851

Connecticut General Life Insurance            Lazard Equity Portfolio Account;
     Company                                    3,645 units, unit value $29.15             106,233

Connecticut General Life Insurance            Janus Worldwide Account; 31,403
     Company                                    units, unit value $89.48                 2,809,857

Connecticut General Life Insurance            Templeton Foreign Account; 81,850
     Company                                    units, unit value $15.30                 1,251,994


                                                                         14




                                                                                        Current
       Identity of Issue                          Description of Asset                   Value
----------------------------------------------------------------------------------------------------------

Connecticut General Life Insurance            State Street Russell 3000 Fund;
     Company                                    99,826 units, unit value $22.66          2,262,251

Connecticut General Life Insurance            Charter Small Company Stock
     Company                                    Growth-Fiduciary; 175,527 units,
                                                unit value $17.65                        3,097,495

Connecticut General Life Insurance            Charter Small Company Stock Value
     Company                                    I-Berger; 10,487 units, unit value
                                                $12.11                                     127,020


National Financial Services*                  VTEL Common Stock; 87,742 units,
                                                unit value $3.28                           287,904

Participant Loans*                            Loaned funds of various maturities
                                                (years) and rates from 7.75% to
                                                10.50%                                     559,326
                                                                                       -----------
                                                                                       $26,633,743
                                                                                       ===========


*Indicates a party-in-interest to the Plan.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employees benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.





                                                    VTEL Corporation 401(k) Plan



Date: July 13, 2000                                 /s/ Paul Tesluk
                                                    ----------------------------
                                                    Paul Tesluk
                                                    Plan Advisor

                                                    Exhibit Index

Exhibit
Number                                  Document Description
-------                                 --------------------


23(a)                      Consent of Ernst & Young LLP

23(b)                      Consent of PricewaterhouseCoopers LLP